UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRANSWITCH CORPORATION

(Name of Subject Company)

TRANSWITCH CORPORATION, as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

4½% CONVERTIBLE NOTES DUE 2005

(Title of Class of Securities)

894065 AB7

(CUSIP Number of Class of Securities)

Dr. Santanu Das,

President and Chief Executive Officer

TranSwitch Corporation

3 Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

Timothy C. Maguire, Esq. Testa, Hurwitz & Thibeault 125 High Street Boston, Massachusetts 02110 (617) 248-7000	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$94,143,000	$7,617

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of August 26, 2003 of the maximum amount of 4½% Convertible Notes due 2005 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.

(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed May 16, 2003 and August 27, 2003.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,617

Form or Registration No.:    Form S-4 (File No. 333-105330)

Filing Party:    TranSwitch Corporation

Date Filed:    May 16, 2003 and August 27, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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Item 1.    Summary Term Sheet.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by TranSwitch Corporation (the “Company”) with the Securities and Exchange Commission on August 27, 2003, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 4½% Convertible Notes due 2005 (the “Existing Notes”) for 5.45% Convertible Plus Cash NotesSM due September 30, 2007 (the “Plus Cash Notes”) (the “Exchange Offer”) upon the terms and subject to the conditions set forth in the preliminary prospectus (the “Prospectus”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

Item 2.    Subject Company Information.

Item 2(b) is hereby amended as follows:

(b)    Securities. The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “Description of Existing Notes” is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

TRANSWITCH CORPORATION

/s/ Peter J. Tallian
Name: Peter J. Tallian Title: Senior Vice President, Chief Financial Officer and Treasurer

Date: September 17, 2003

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